

Mail Stop 7010

July 28, 2006

Mr. James H. Vandenberghe
Vice Chairman and Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48034

      RE: Form 10-K for the Fiscal Year ended December 31, 2005
               Form 10-Q for the Fiscal Quarter ended April 1, 2006
               File No. 1-11311

Dear Mr. Vandenberghe:

      We have reviewed your response letter dated July 19, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Liquidity and Financial Condition, page 36

Covenants, page 38

1. We have reviewed your response to comment 3. Your response indicates that you believe information about your covenants is material to an investor's understanding of your financial condition and/or liquidity. We continue to believe that reconciliations should be provided in order for investors to understand how these debt covenants are calculated. For example, for the leverage ratio, we would expect you to provide a reconciliation of consolidated operating profit to net income (loss) calculated in accordance with GAAP and as presented in your statements of operations as well as a reconciliation of consolidated indebtedness to debt calculated in accordance with GAAP and as presented in your balance sheet. Similar reconciliations should be provided for the interest coverage ratio and any other ratios presented as well. Please revise your disclosures and show us supplementally what your revised disclosures will look like.

Note 8 – Income Taxes, page 78

2. We have reviewed your response to comment 7. You have recorded income tax reserves in accordance with SFAS 5 when you believe that a liability is probable and can be reasonably estimated. In future filings, please ensure that you classify reserves associated with income tax uncertainties as either current liabilities or long-term liabilities and that reserves associated with income tax uncertainties are not combined with deferred tax liabilities or assets. Please ensure that you comply with the accounting and disclosures required by FIN 48 upon its adoption. Please also disclose in each of your upcoming 1934 Act filings the information required by SAB Topic 11:M regarding the impact that FIN 48 will have on your financial statements.

Form 10-Q for the quarter ended March 31, 2006

General

3. Please address the comments above in your interim filings as well.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief